UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Campinas, December 26th, 2018.

PROPOSAL OF THE ADMINISTRATION
FROM CPFL ENERGIA S.A.

Dear Sirs,

The Board of Directors of CPFL Energia S.A. (“CPFL Energia” or “Company”) submits to its shareholders analysis the Management Proposal (“Proposal”) on the matters to be resolved at the Extraordinary General Meeting (“GM” or “General Meeting”) to be held on January 31st, 2019, at 15:00 p.m., as follows:

I. To elect a new member of the Board of Directors

Due to the resignation of one of the members of the Board of Directors, Mr. André Dorf, in the Board of Directors’ Meeting held on December 18th, 2018, with effects as from January 31st, 2019, the Company’s Management proposes the general shareholders’ meeting to elect a new member for the fulfillment of the vacant position.

In this regard, the Company’s Management proposes the election of Mr. Gustavo Estrella for the vacant position, with mandate until the next shareholders’ meeting that approves the accounts for the fiscal year which will end on December 31st, 2018.

Please note that the information required in article 10 of CVM Instruction 481, regarding the candidate nominated to compose the Board of Directors are in Annex I of the Proposal, also being available, from this date, at the headquarters (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission Exchange Commission - SEC (www.sec.gov).

II. Clarifications

All documents related to the proposal for resolution of the General Meeting are available at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. SEC (www.sec.gov).

In addition to the information contained in this Proposal and it Attachment, CPFL Energia shareholders may resolve any doubts by means of direct contact with the

Investor Relations area, by electronic message (ri@cpfl.com.br) or by telephone (+ 55 19 3756 6082), who are ready to attend to all your needs immediately.

Yours faithfully,

Bo Wen
Chairman of the Board of Directors

ANNEX I

12. INFORMATION REGARDING THE APOINTED CANDIDATES FOR MEMBERS OF THE BOARD OF DIRECTORS AND MEMBERS OF THE FISCAL COUNCIL

12.5. Information of the candidates to the board of directors and members of the fiscal council of the issuer: The table below shows the key information of the candidates to the positions of members of the Board of Directors:

(i) In view of the provisions of article 15, Paragraph 1 of the Company’s Bylaws, which determines the filling of at least two (2) of the positions of the Board of Directors by independent member, the controlling shareholders appointed Mr. Antonio Kandir to held, together with Mr. Marcelo Amaral Moraes, the positions of independent member of the Board of Directors.

The Company informs that in order to determine the independence of the Director, it uses the criterion expressed in the Company’s Bylaws, article 15, Paragraph 3.

(ii) Refers to the number of consecutive terms, considering that they were elected at the AGM of 04/27/2018, except the Director Gustavo Estrella.

The table below shows the key information of the candidates to the positions of members (seating and alternate) of the Fiscal Council:

12.5.(m). Information about the candidates for directors and members of the fiscal council of the issuer

Member of the Board of Directors: Bo Wen

Graduated in engineering in Power System and Automation from Chongqing University of China in 1988, got the master's degree in Management Science from Xian Jiaotong University of China in 2002. He began his career in State Grid Gansu Electric Power Company, having experience in the field of grid planning, grid dispatch, project design and construction, grid operation and maintenance, procurement, rural electrification, law and policy research, as well as enterprise management, serving as field engineer, section head, division head, general manager, department director, deputy chief engineer in different regional branches and headquarters. In 2005, he was appointed as senior vice president of State Grid Gansu Electric Power Company. In 2009, he was appointed as Executive vice president of State Grid Xinjiang Electric Power Company. Since 2011, he has been serving as the Director General of the Philippine Office of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia), and concurrent Senior Vice president of State Grid International Development Corporation. Beginning from 2011, he has been serving as director of the Board of National Grid Corporation of the Philippines and Concurrently serving as Chief Technical Officer of the corporation for more than 7 years. He is not considered as a politically exposed person.

Member of the Board of Directors: Shirong Lyu (also spelled Shirong Lü)

Graduated in Electrical Power Systems and Automation from Xi'an Jiaotong University (1983-1987), and the Doctor's degree in Electrical Power Systems and Automation from Xi'an Jiaotong University (1995-1999). He began his career in the electric power sector of State Grid Group, and of which CPFL Energia was a member, in Northwest China Gird Company Limited, where he served as Director of Construction Department since 2003. He was also the Deputy Director General of SGCC’s Office in the Philippines and Head of P&E Group of National Grid Corporation of the Philippines (NGCP) (2007-2010), Vice President of State Grid Brazil Holding Company (2010-2014), Vice President of State Grid International Development Co., Ltd. (2014-2016). Since 2016, he has been serving as the Deputy Director General of International

Cooperation Department of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia). He is not considered a politically exposed person.

Member of the Board of Directors: Yang Qu

Graduated in Electrical Power Systems and Automation from Chengdu University of Science and Technology (1982-1986). Since 1986, in the State Grid group (and of which CPFL Energia was a member) he began his career in Henan Transmission and Transformation Engineering Company (1986-2003). Between 2003 and 2006, he served as Deputy Chief Engineer and Director at the Henan Transmission and Transformation Engineering Company/ State Grid Henan Electric Power Company's Office in Vietnam. Then he held the position of Deputy Director of State Grid Henan Electric Power Company in Vietnam Office (2006-2008), Deputy Director at General Office of the International Cooperation Department of the State Grid Corporation of China (2008-2009), Deputy Director of the International Business Department of State Grid International Development Co., Ltd (2009-2010), and Director of the Business Development Department of State Grid Brazil Holding SA. (2011-2014). Since 2014, he has been serving as the Vice President of State Grid Brazil Holding SA. He is not considered a politically exposed person.

Member of the Board of Directors: Yumeng Zhao

Graduated in Eletromagnetic Instruments and Measuring from Huazhong University of Science and Technology (1990-1994) and the master's degree in Business Administration from the Royal Melbourne Institute of Technology, and the Master's degree in Electrical Power System and Automation from Hefei University of Technology. He began his career in 1994, in the electric power sector of State Grid Group (of which CPFL Energia was a member) in Hefei Electric Power Company, where he held the position of Head of the Marketing Department (2004 -2006), also as the manager of the Marketing Department of State Grid Anhui Electric Power Company(2006), Vice-President of Xuancheng Electric Power company (2006 to 2009), President of Chuzhou Electric Power Company (2009 to 2013) and President of Anqing Electric Power Company since 2013. He is currently the Deputy CEO of CPFL Energia S.A. He is not considered a politically exposed person.

Member of the Board of Directors: Gustavo Estrella

Mr. Gustavo Estrella works in CPFL Group since 2001 and is currently the Financial Executive Vice President (CFO) and Investors Relations Officer of CPFL Energia, as well as the Vice-President of the Board of Directors of CPFL Energias Renováveis S.A., publicly-held company controlled by CPFL Energia. He is graduated in business management by the State University of Rio de Janeiro (UERJ – Universidade Estadual do Rio de Janeiro) and has an MBA in Finances by IBMEC-RJ. He is not considered a politically exposed person.

Member of the Board of Directors: Antonio Kandir

He was Minister of Planning and Budget of the State, Congressman, President of Conselho Nacional de Desestatização, Governor in BID, Special Secretary of Economic Policy, President of the do Instituto de Pesquisa Econômica Aplicada (IPEA), President Officer of Kandir e Associados S/C Ltda. (1992-1994) and coordinator of studies of Itaú Planejamento e Engenharia (1981-1982), officer of private equity and hedge funds. Partner at Governança &Gestão Investimentos Ltda. (since 2004) and GG Capital Investimentos Ltda. (2012-2016). He also worked as a professor at the Universidade Estadual de Campinas -UNICAMP, the Pontifícia Universidade Católica de São Paulo (1984-1985), Assistant Faculty Fellow at the University of Notre Dame (1987). Graduated at Mechanic Engineering at Escola Politécnica of the Universidade de São Paulo (USP), a master's degree in economics from the Universida de Estadual de Campinas - UNICAMP and Ph.d. in economics from the Universidade Estadual de Campinas – UNICAMP. Currently, he participated on the board of directors of several companies, none of these companies is part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. He is not considered a politically exposed person.

Member of the Board of Directors: Marcelo Amaral Moraes

Graduated in economics from the Federal University of Rio de Janeiro (UFRJ) (1986-1990), he completed an MBA from COPPEAD at UFRJ in November 1993, and a postgraduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas in November 2003. He is an Effective Member Of the Fiscal Council of Vale S.A. (since 2004), where he also held the position of Alternate Member of the Board of Directors (2003), is Chairman of the Fiscal Council of Aceco TI S.A. and member of the Board of Directors of Eternit S.A. His main professional experiences in the last

5 years include: (i) Executive Officer of Stratus Investimentos Ltda. (from 2006 to 2010), private equity manager; (ii) Executive Officer of Capital Dynamics Investimentos Ltda. (from 2012 to 2015), private equity manager; and (iii) Observer Member of the Board of Directors of Infinity Bio-Energy S.A. (from 2011 to 2012). None of these companies are part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. He is not considered a politically exposed person.

Standing Member of the Fiscal Council: Lisa Gabbai

Graduated in Economics from Tufts University and post-graduated in Corporate Finance from Fundação Getúlio Vargas. He began his career at the EcoDiesel Finance Department in Brazil (2008). He is currently the Manager of the Investment and Financing Department of State Grid Brazil Holding S.A., leading a team of 2 senior analysts. Not considered a politically exposed person.

Standing Member of the Fiscal Council: Ran Zhang

She holds a degree in accounting from London South Bank University (2002-2004) and a master's degree in accounting at Beijing Technology and Business University. Manager of the Financial Assets Department of the China Electric Power Technology Import and Export Corporation from 2009 to 2010, being responsible for the accounting and cost control in this sector. From 2010 to 2012, was responsible for the group taxation and internal risk control of State Grid International Development Co., Ltd, where she was also responsible for group consolidation accounting and group budgeting management of Financial Assets Department (2012-2016). She is currently Assistant Director of the Financial Department of the State Grid Brazil Holding S.A. and Chief Financial Officer of Belo Monte Transmissora de Energia S.A. She is certified by The Association of Chartered Certified Accountants of the Chartered Certified Accountant. She is not considered a politically exposed person.

Standing Member of the Fiscal Council: Ricardo Florence dos Santos

He was Chief Financial Officer (CFO) of Marfrig Global Foods SA between 2013 and 2016 and as Investor Relations Officer between 2007 and 2014. He holds a Chemical Engineering degree from the Polytechnic School of USP and a Business Administrator from Mackenzie University. He holds an MBA in Strategy and Finance from IBMEC-SP. Previously he worked for the Groupo Pão de Açúcar for 16 years (1984-2000) in several positions as Director of Strategic Planning, Financial and Investor Relations Officer. He was also responsible for the investor relations areas of UOL Inc. (Folha de São Paulo Group - 2000/2001) and Brasil Telecom (2005-2007). He has taken part in several processes for the opening of capital, mergers, acquisitions and asset sales in the companies in which he worked. He was a member of the Board of Directors of Grupo Pão de Açúcar (1995-1999), UOL - Grupo Folha (2001), IBRI - Brazilian Investor Relations Institute (1998-2001), and of the Advisory Board of Dentalcorp S.A. (2002 to 2006). He is not considered a politically exposed person.

Deputy Member of the Fiscal Council: Reginaldo Ferreira Alexandre

Has 18 years’ experience in research, as analyst, coordinator and team boss at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itau. He also has 5 years’ experience in the area of credit analysis (most at Citibank) and practice, having acted as administrator and assistant director in the consulting companies Accenture and Deloitte, in structured transactions related to the capital markets, as well as on activities in the area of Investment Banking, such as mergers and acquisitions and corporate reorganizations. Today, this experience extends to Proxycon Business Consulting (governance and corporate finance). He is also a member of the Conselho de Normas Contábeis do Brasil (since 2005), Certified Investment Analyst, Portfolio Manager certified by the Brazilian Securities Commission (CVM), President of the Associação Brasileira de Pesquisa de Investimentos, Member of the corporate governance committee of the Câmara de Comércio Americana do Brasil (Amcham) one of the authors of the Brazilian Corporate Governance Code – Listed Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), Member of the Board of Corporate Governance of the Corporate Governance Commission (BM &F Bovespa).Mr. Reginaldo is a member of the Fiscal Council of the following publicly traded companies: (i) BRF S.A., food company (elected in April 2015 and re-elected in April 2016), (ii) Iochpe Maxion S.A., a company of wheels and auto parts (elected in April 2013 and re-elected in April 2014, 2015 and 2016), (iii) Petróleo Brasileiro S.A.-Petrobras, oil and gas company (elected in April 2013 and re-elected in April 2014 , 2015 and 2016); (iv) Ser Educacional S.A., educational company (Chairman of the Fiscal Council, elected in April 2015 and re-elected in April 2016) and (v) a deputy member of the Fiscal Council of Mahle Metal Leve SA, auto parts company (elected in April 2015 and re-elected in 2016). None of the above is part of the economic group of

CPFL Energia, neither is controlled by shareholder owning more than 5% stake of common shares of CPFL Energia. He is not considered a politically exposed person.

Deputy Member of the Fiscal Council: Chenggang Liu

He holds a degree in accounting from Hunan University of Finance and Economics and a master's degree from the school of business at the University of Montreal. He acted as Officer of Financial Operations and Chief Accountant (2001-2004) of Changde Electric Power Industry Development Corporation and also as the Executive Vice President and Financial Officer (2005-2007) of the Changde Real Estate Development Company. From 2008 to 2015, he was the manager of the Human Resources Department of State Grid Hunan Electric Power Company, belonging to the State Grid Group. Since 2015, holds the position of Chief Financial Officer of the Xingu Rio Transmissora de Energia S.A. He not considered a politically exposed person.

Deputy Member of the Fiscal Council: JiaJia

Graduated in internationals marketing and finance in Swinburne University of Technology (2002-2005) and master in accountant and business law by Deakin University (2005-2008), both in Australia. From 2008 to 2010, he began his career at the Microfinance Department of Citibank in Melbourne in Australia. He served as a Project Finance Manager (2010-2013) and as Finance Supervisor (2013-2015) at Hubei Transmission and Transformation Engineering Company, belonging to the State Grid Group. He is currently the Finance Supervisor of Xingu Rio Transmissora de Energia S.A. He is not considered a politically exposed person.

12.5. (n). Description of any of the following events that have occurred in the last 5 (five) years i. Any criminal conviction, ii any conviction in administrative process of CVM and their respective penalties, iii any final conviction, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity. Controlling Shareholders declared to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Fiscal Council has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii)

conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity

The Shareholders State Grid Brazil Power Participações Ltda. and ESC Energia S.A. declares to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Fiscal Council has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii) conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity.

12.6. Percentage of participation in the meetings.

Board of Directors

Candidate	Total of meetings held by the respective body since its possession	Percentage of participation in meetings of the Board of Directors in the last financial year (%)
Bo Wen	26	100%
Shirong Lyu	26	100%
Yan Qu	53	100%
YumengZhao	53	100%
Gustavo Estrella	n/a	n/a
Antonio Kandir	53	100%
Marcelo Amaral Moraes	53	100%(i)

(i) Mr. Marcelo was elected in April, 2017, having been present to all the meetings held after his election.

Fiscal Council

Candidate	Total of meetings held by the respective body since its possession	Percentage of participation in meetings of the Fiscal Council in the last financial year (%)
Lisa Gabbai	8	100%
Ran Zhang	11	75%
Ricardo Florence dos Santos	21	64%
Chenggang Liu	9	50%
Jia Jia	4	8%
Reginaldo Ferreira Alexandre	3	0%

12.7. Information about the members of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees are non-statutory

The following candidates for members of the Board of Directors participate in the Committees and Commissions listed below:

Candidate	Committees/Commission	Position
Yumeng Zhao	Human Resources Management	Deputy Member
Yumeng Zhao	Strategy	Standing Member
Marcelo Moraes	Related Parties	Standing Member

12.8. Information on the percentage of participation in the meetings of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees or structures are non-statutory(i)

Strategy Committee	Total participation in meetings of this body since its inauguration	Percentage of participation in Committee meetings in the last financial year (%)
Yumeng Zhao	13	53,584%

(i) Mr. Yumeng Zhao were only elected member of commission from March / 2017.

12.9. Existence of marital relationship, stable union or kinship to the second degree between the candidates and the parts indicated below:

a. officers of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of CPFL Energia.

b. officers of, direct or indirect, subsidiaries of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of direct or indirect subsidiaries of CPFL Energia.

c. direct or indirect controlling shareholders of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the direct or indirect controlling shareholders of CPFL Energia.

d. officers of companies direct or indirect controlled by CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of companies direct or indirect controlled by CPFL Energia.

12.10 Inform about subordination, service or control relationship, in the last 3 financial years, between the candidates and the parties listed below.

a. companies direct or indirect controlled by CPFL Energia, with the exception of those in which the CPFL Energia holds, directly or indirectly, the entire share capital.

Mr. Gustavo Estrella, since February 2013, holds the position of Executive Officer of CPFL Energia’s controlled companies: CP FL Sul Geradora Participações S.A. and Paulista Lajeado Energia S.A.

b. direct or indirect controller of CPFL Energia

Some candidates to hold the position of member of Board of Directors of CPFL Energia exercised, in the last 3 (three) fiscal years, positions in the administration (officer or member of the Board of Directors) in entities of society direct or indirect controlling CPFL Energia, such as:

Bo Wen (Member of the Board of Directors): Since 2011, he has been serving as the Director General of the Philippine Office of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia), and concurrent Senior Vice president of State Grid International Development Corporation. Beginning from 2011, he has been serving as director of the Board of National Grid Corporation of the Philippines and Concurrently serving as Chief Technical Officer of the corporation for more than 7 years.

Shirong Lyu (Member of the Board of Directors): Vice President of State Grid International Development Co., Ltd. (2014-2016). Since 2016, he has been serving as the Deputy Director General of International Cooperation Department of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia).

Yang Qu (Member of the Board of Directors): Since 2014, he has been serving as the Vice President of State Grid Brazil Holding SA.

Yumeng Zhao (Member of the Board of Directors): President of Chuzhou Electric Power Company (2009-2013), a company belonging to the State Grid group. He held the position of President of Anqing Electric Power Company in the period from 2013 to 2016. He is currently the Deputy CEO of CPFL Energia S.A.

Gustavo Estrella (Member of the Board of Directors): Since 2013 holds the position of Financial Executive Vice President (CFO) and Investors Relations Officer of CPFL Energia.

Lisa Gabbai (Standing Member of the Fiscal Council): She is currently Manager of the Investment and Financing Department of State Grid Brazil Holding S.A.

Standing Member of the Fiscal Council: Ran Zhang: She is currently the Assistant Director of the Department of financial assets of the State Grid Brazil Holding S.A. and Chief Financial Officer of Belo Monte Transmissora de Energia S.A.

Chenggang Liu (Deputy Member of the Fiscal Council): Since 2015, he holds the position of Chief Financial Officer of the Xingu Rio Transmissora de Energia S.A.

Jia Jia (Deputy Member of the Fiscal Council): He is currently the Finance Supervisor of Xingu Rio Transmissora de Energia S.A.

c. in case of relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people.

There is no relationship of subordination, render of services or control, among the candidates for the Board of Directors and the Fiscal Council of CPFL Energia and the suppliers, customers, debtors or creditors of CPFL Energia, or its subsidiaries or controllers or subsidiaries of any of these people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 26, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.